FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Letter to the Buenos Aires Stock Exchange, dated March 28, 2008, regarding Documentation of the General Ordinary Shareholders Meeting summoned for April 29, 2008

FREE TRANSLATION FOR IMMEDIATE RELEASE

Buenos Aires, March 28, 2008

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE.: Documentation of the General Ordinary Shareholders Meeting summoned for April 29, 2008

I am writing you as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to present the documentation of the referred Shareholders Meeting that was summoned by the Board of Directors of the Company, in its meeting Nº 235 held on March 26, 2008.

We hereby attach:

a)	The Notice of Summons of the Shareholders Meeting.

b)	The proposals of the Board with respect to the matters submitted for the consideration of the Shareholders Meeting.

c)	The Minute of the Audit Committee with the opinion regarding the reasonability of the proposals of the Board of Directors to the Shareholders Meeting in respect to: i) designation of External Auditors for Fiscal Year 2008; ii) Remuneration to the Board of Directors for Fiscal Year 2007; and iii) Fees of the External Auditors for the Financial Statements of Fiscal Year 2007.

Sincerely,

María Delia Carrera Sala

Attorney-in-fact

TELECOM ARGENTINA S.A.

NOTICE OF ORDINARY SHAREHOLDERS GENERAL MEETING

The shareholders are summoned to an Annual General Shareholders’ Meeting to be held on April 29, 2008, at 10:30 a.m. on a first call and at 11:30 p.m. on a second call, at the corporate offices of Avda. Alicia Moreau de Justo No. 50, Ground Floor, City of Buenos Aires, to consider the following:

AGENDA

1)	Appoint two shareholders to approve and sign the Minutes of the Meeting.

2)

Review of the documents provided for in Section 234, Subsection 1 of Law Nº 19,550, the Comisión Nacional de Valores Regulation and the Listing Regulations of the Bolsa de Comercio de Buenos Aires, and of the accounting documents in English language required by the U.S. Securities & Exchange Commission regulation for the 19 th fiscal year ended on December 31, 2007.

3)	Consideration of the net income of the fiscal year and the proposal of the Board of Directors to transfer to the new fiscal year the aggregate negative balance reported as retained earnings as of December 31, 2007.

4)	Review of the performance of the Board of Directors and the Supervisory Committee acting during the 19th fiscal year.

5)	Review of the Board of Directors’ compensation (P$2,705,259,- allocated amount) for the fiscal year ended on December 31, 2007, which resulted in loss under the terms of the Regulation of the Comisión Nacional de Valores. Consideration of P$1,270,000.- extraordinary consideration in lieu of any compensatory amount paid to the Chairman due to the termination of his employment contract and U$S300,000 related to the compensation for a non-compete agreement to be paid in May 2008, all in accordance with the employment termination terms agreed at the time he joined the Company.

6)

Authorization of the Board of Directors to make advance payments of fees for up to P$3.000.000 payable to those directors who during the 20th fiscal year qualify as “independent directors”, or to those who perform technical and administrative tasks or special assignments, ad-referendum to the decision passed at the Shareholders’ Meeting reviewing the documents of such fiscal year.

7)

Determination of the fees payable to the Supervisory Committee acting during the 19th fiscal year. Authorization to make advances to the members of the Supervisory Committee who would act during the 20th fiscal year, contingent on the decision adopted at the Shareholders’ Meeting that would review the documents of such fiscal year.

8)	Election of the regular and alternate directors for the 20th fiscal year.

9)	Election of the regular and alternate members of the Supervisory Committee for the 20th fiscal year.

10)

Appointment of the independent auditors of the financial statements for the 20th fiscal year and determine their compensation as well as that pertaining for those acting during fiscal ended December 31, 2007.

11)	Consideration of the budget to be assigned to the Audit Committee for fiscal year 2008.

THE BOARD OF DIRECTORS.

Note 1: To be able to attend the Shareholders’ Meeting, shareholders are required to deposit their book-entry share holding certificates issued for that purpose by Caja de Valores S.A., not later than three business days prior to the date set for the Shareholders’ Meeting, at Avda. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 to 12 a.m. and from 3 to 5 p.m. Deadline to submit the share certificate is April 23, 2008, at 5 p.m.

Note 2: The documents to be dealt with at the Shareholders’ Meeting, including the proposals of the Board of Directors related to the issues to be considered, are available at the website of Telecom Argentina: www.telecom.com.ar. Notwithstanding the foregoing, hard copies of such documents may be obtained at the place and time stated in Note 1.

Note 3: Pursuant to the provisions of General Resolution No. 465/2004 of the CNV, at the time of registration to participate at the Meeting, shareholders must supply the following information: name and surname or full corporate name; type and number of identity document (in the case of individuals) or registration details (in the case of legal entities), indicating Register, jurisdiction and domicile, specifying type. The same data shall be provided by the person attending the Meeting in the name and on behalf of the shareholder.

Note 4: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of Section II.9 of CNV Rules, to be able to cast a vote in divergent manner.

Note 5: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Meeting in order to file their proxies and sign the Attendance Book.

PROPOSALS OF THE BOARD OF DIRECTORS CONCERNING THE ISSUES

TO BE DISCUSSED AT THE SHAREHOLDERS’ MEETING.

The Board of Directors submits to the Shareholders the following proposals related to the business to be transacted at the Ordinary Shareholders’ Meeting to be held on April 29, 2008:

First item: The Board proposes the appointment of the two shareholders (or shareholders’ representatives) who registered the greatest number of shares to participate at the Meeting.

Second item: The Board proposes the approval of the documents of fiscal year ended on December 31, 2007 (Annual Report, Summary Information, Report under section 68 of the Listing Regulation of the Bolsa de Comercio de Buenos Aires, Financial Statements with all Schedules, Notes and Exhibits thereto, Report of Supervisory Committee, Annual Report submitted by the Audit Committee, and all other documents of the fiscal year, including documents in English language required by the Securities & Exchange Commission), as approved by the Board of Directors, the Supervisory Committee, and the Audit Committee.

Third item: While the retained earnings as of December 31, 2007 are negative, carry forward is proposed to a new fiscal year of the total of such balance. No capitalization of capital monetary adjustments is proposed as the current outstanding capital amount is deemed adequate.

Fourth item: The performance of the members of the Board of Directors and of the Supervisory Committee acting during the fiscal year ended December 31, 2007 is to be considered by the Shareholders´ Meeting.

Fifth item: An aggregate fee of P$ 2,705,259.- is proposed to be assigned to the Board of Directors acting during fiscal year 2007. Of such total amount, P$705,259.- are payable to the Chairman for his technical-administrative duties as CEO, and as a final compensation payment due to the termination of his employment contract. The balance of P$2,000,000.- is proposed as fees for the tasks performed by the members of the Board of Directors and shall be distributed among the Chairman and the directors member of the Audit Committee in the manner set forth by the Board of Directors. The proposal for the approval of all these items has been submitted to the consideration of the Audit Committee. In the opinion of such committee, this proposal and the one made in respect of Item Six of the Agenda are deemed reasonable.

It is also proposed that the Shareholders´ Meeting should ratify the P$1,270,000 extraordinary consideration paid to the Chairman in lieu of any compensatory amount due to termination of his employment contract, and U$S300,000 related to the compensation for a non-compete agreement to be paid in May 2008, all in accordance with the employment termination terms agreed at the time he joined the Company.

Sixth item: It is proposed that the Meeting authorizes the Board of Directors to make advance payments up to an aggregate amount of P$3,000,000.- to those directors acting as “independent directors” or performing technical and administrative tasks or special assignments during fiscal year ending on December 31,2008, and to increase such amount in the event of inflation.

Seventh item: An aggregate compensation of P$400,000.- is proposed to be distributed among the regular members of the Supervisory Committee acting in fiscal year 2007 in such manner as they may agree. It is also proposed that the Meeting should authorize advance payments for up to the same amount to the members of the Supervisory Committee acting in fiscal year 2008. The Board of Directors is authorized to increase such amount in the event of inflation.

Eighth and Ninth items: The Board of Directors abstains from submitting a proposal in respect of these items. In such regard, the Corporate Bylaws provide that the Shareholders’ Meeting should appoint no less than three and no more than nine directors to hold office for one fiscal year and the same or a lower number of alternate directors. Furthermore, the shareholders who propose candidates to serve on the Board of Directors and the Supervisory Committee are reminded of the requirement to inform the Meeting if the candidates are “independent” or “non-independent”. The Board of Directors also reminds the shareholders that, to take part in the Audit Committee, at least three regular directors must be “independent” under Rule 10 A-3 of the Securities & Exchange Commission and at least two of them must be “independent” under the rules of the Comisión Nacional de Valores. Furthermore, one or more alternate directors qualifying as “independent directors” under both regulations must be provided for the eventual replacement of regular Audit Committee members.

Tenth item: The Board of Directors proposes that the accounting firm “Price Waterhouse&Co.”, which acted as Independent Auditors during fiscal year 2007, should be appointed for the same position for the fiscal year ending on December 31, 2008. If such proposal is approved Juan Carlos Grassi would act as regular certifying accountant and Carlos Néstor Martínez as alternate certifying accountant. It also proposes that the compensation of the Independent Auditors be fixed at the Meeting that reviews the documents of the fiscal year ending on December 31, 2008, and delegates to the Audit Committee the powers to determine the manner in which the service will be rendered and to make advance payments of fees. In respect of compensation for financial statement audit services rendered by the Independent Auditors during fiscal year ended December 31, 2007, it is proposed that total compensation be set at two million seven hundred and sixty-five thousand Pesos (P$2,765,000.-), without VAT, of which one million five hundred thousand Pesos (P$1,500,000.-) are for fees payable for audit services provided in connection with certification under Section 404 of the Sarbanes-Oxley Act.

Eleventh item: In accordance with the estimate made by the Audit Committee, the Board of Directors proposes that the budget for the operation of the Audit Committee during fiscal year ending December 31, 2008 be set in the amount of one million Pesos (P$1,000,000.-).

MINUTES OF

AUDIT COMMITTEE MEETING N°57

PARTICIPANT MEMBERS:	Mr Julio P. Naveyra, Enrique Garrido and Esteban Macek.

SECRETARY:	Mr. Ricardo Luttini

EXTERNAL ADVISOR:	Mr. Carlos Fernandez Funes

DATE OF MEETING:	March 25, 2008

RELEVANT PART:

OPINION OF THE PROPOSALS THAT THE BOARD OF DIRECTORS HAS THE INTENTION TO PRESENT TO THE GENERAL ORDINARY ANNUAL SHAREHOLDERS MEETING

Mr Naveyra states that the Board of Directors of the Company, in accordance with articles 13 and 15, sections a) and e) of the Decree 677/01, has requested the Audit Committee to issue an opinion of the proposals that the Board of Directors has the intention to present to the General Ordinary Annual Shareholders Meeting, with respect to:

a) Appointment of Price Waterhouse & Co. S.R.L. as Independent Auditors of the Financial Statements of the Company, corresponding to the fiscal year to be ended in December 31, 2008.

b) The compensation of P$2,705,259 to the Board of Directors in office during fiscal year 2007, to be distributed among the three independent directors in the manner to be decided by the Board of Directors. Furthermore, the Board of Directors would propose to be authorized by the Shareholders Meeting to make advance payments up to a global amount of P$3,000,000 to the directors that will perform as “independent directors” or those that perform technical-administrative or special tasks during the fiscal year that will closes in December 31, 2008, allowing to increase such amount in the case of inflation.

c) The proposal to pay the sum of P$2,765,000, without VAT, to Price Waterhouse & Co. S.R.L. of which P$1,500,000 correspond to fees for auditing services related to the certification of Section 404 of the Sarbanes Oxley Act.

Mr. Naveyra adds that the Board of Directors has also requested an estimate of, the amount of money that must be proposed for approval of the Shareholders Meeting, as a budget for the operation of the Audit Committee during fiscal year 2008.

1) Opinion of the proposal of designation of Independent Auditors for Fiscal Year 2008.

The Board of Directors will propose the designation of Price Waterhouse & Co. S.R.L. (“Price”) as Auditors to the Financial Statements of the fiscal year 2008, where Mr. Juan Carlos Grassi will act as Acting Certified Public Accountant while Mr. Carlos Nestor Martínez will act as alternate.

The Audit Committee discusses the firm’s background and the performance of recent fiscal years and resolves by unanimous decision to pass to the Board of Directors a favorable opinion of its proposal to designate Price as Independent Auditors for the fiscal year 2008. In this regard, it must be noted that the reasons that support this opinion are the same to those expressed in the reports issued in previous fiscal years at the time of the proposal to designate Price as Independent Auditors for the Financial Statements of such periods, being:

•

Price is one of the most renowned and prestigious accounting firms, both locally and internationally, that has performed and continues to perform external audit functions in some of the most important companies and corporations, and therefore has vast experience in the matter.

•

Except for fiscal years 2001 and 2002, Price has performed as Independent Auditors of the Financial Statements of Telecom since its constitution (in some fiscal years as joint-auditor), without receiving any objection from regulators or shareholders. In fiscal years 2004, 2005, 2006 and 2007, Price was the exclusive Independent Auditor, having performed its activities in satisfactory form and with due independence, as expressed in the annual reports that this Committee has presented to the Board of Directors of the Company.

•

The professional solvency of the partners and working group of Price that has being performing the external audit in Telecom Argentina and the knowledge acquired of the Company, its accounts and internal controls, make advisable their continuity in the position, due to the accumulated experience, added to the proven independence and efficiency with which it has performed its functions, that constitute an important support for their performance in the new fiscal year.

2) Opinion of the proposal of compensation of the Board of Directors of Fiscal Year 2007 and advance payments for those to perform during Fiscal Year 2008.

The Board of Directors has the intention to propose to the Shareholders Meeting to allocate a total remuneration of P$2,705,259 to be distributed among the directors, for their performance during fiscal year 2007, having to consider that the Directors Mr. Oscar C. Cristianci and Mr. Gerardo Werthein have resigned to perceive any remuneration for their performance during fiscal year 2007.

Of the total amount mentioned in the above paragraph, P$270,607.- are allocated to the payment of the technical and administrative tasks performed by the Chairman under his employment contract from the date he was appointed director until July 31, 2007 and pesos P$434,652.- to the final settlement of salary amounts pending until the employment termination date.

The P$2,000,000.- balance, representing the payment due to directors for their performance as such, shall be distributed as the Board of Directors may determine, between the Chairman and the directors who took part in the Audit Committee during the fiscal year.

Furthermore, it would propose to the Shareholders Meeting to authorize the Board of Directors to make advance payments up to an amount of P$3,000,000 to the directors that during the fiscal year that ends in December 31, 2008 perform as “independent directors” or that perform technical-administrative or special tasks, authorizing the Board of Directors to increase such amount in the case of inflation.

In accordance to Article 15 Section e) of Decree Nº677/01, the Audit Committee must issue an opinion with respect to the reasonability of the proposal.

In order to evaluate the proposal, the members of the Audit Committee have considered the following:

a)	the directors´ roles, responsibilities and dedications to be compensated.

b)	a survey was done on the Autopista de Información Financiera of the Comisión Nacional de Valores, in relation to remunerations paid to directors of other listed Argentine corporations of similar conditions as the case of Telecom Argentina in the last fiscal year reported by such companies. As a result of such survey, can be concluded that the remuneration proposed for the Directors of Telecom Argentina will not exceed the average of the amounts paid by the mentioned organizations;

c)	the information of the remunerations paid to independent directors of other locally and internationally listed Argentine corporations, as the case of Telecom Argentina, provided by a specialized firm in 2006 fiscal year made reasonable the current proposal as well as those done in the last two previous fiscal years.

d)	that the aggregate amount of $705,259 paid to Mr. Carlos Felices while he was employed by the company, including the amount paid for employment termination, was calculated according to the legal provisions in force.

Due to the above mentioned, results that the remuneration proposed by the Board of Directors for independent directors that acted during fiscal year 2007 seems “adequate” in the terms of the Article 2ª Subsection D) of Chapter III of the Comisión Nacional de Valores Regulation, taking into account the responsibilities, representations, technical tasks, dedication, competence and professional reputation of the independent directors that would perceive such fees and the market value of their services, not being violatory from any legal, regulatory or statutory rule.

We also judge reasonable the proposal to empower the Board of Directors to perform advances to the independent directors or to those that perform special tasks during fiscal year 2008, up to an amount of P$3,000,000.-, as it is the market practice.

Furthermore, we have been informed that, in addition to the Board of Directors’ compensation referred to above, it is the intention of the Board to request that the Meeting of Shareholders should ratify the P$1,270,000 extraordinary consideration in lieu of any compensatory amount paid to the Chairman due to the termination of his employment contract and u$s300,000.- related to the compensation for a non-compete agreement to be paid in May 2008, all in accordance with the employment termination terms agreed in the contract of employment executed when he joined the Company and approved by the Board of Directors at its meeting held on August 23, 2002.

In such respect, the Audit Committee considers that the extraordinary consideration in lieu of any compensatory item paid to Mr. Carlos Felices in the amount of P$1,270,000.- as well as the u$s300,000.- related to the compensation for a non-compete agreement payable in May 2008 are not to be considered fees for his position as Company director and arise from the employment termination terms agreed at the time he joined the Company, approved by the Board of Directors at its meeting held on August 23, 2002.

3) Fees to be payable to Independent Auditors of Fiscal Year 2007.

The Board of Directors has requested our opinion on the fee proposal to be presented to the shareholders on the remuneration to be paid to Price Waterhouse & Co. S.R.L., Independent Auditors for fiscal year 2007 in accordance to the resolution of the Shareholders Meeting of April 27, 2007, for their auditing services to Telecom Argentina during the mentioned fiscal year. The proposal to be presented at the Shareholders Meeting represents a payment of P$2,765,000 excluding VAT, of which P$1,500,000, correspond to fees for the audit activities developed in connection with the certification of Section 404 of the Sarbanes Oxley Act.

The Audit Committee, considering that the fee proposed for the audit of the Financial Statements for fiscal year 2007 (P$1,265,000) is appropriate to the importance, magnitude and quality of the tasks performed by the Independent Auditors, and the proposed fees are within the range of fees approved by other listed companies, with similar characteristics of Telecom Argentina; it concludes that the sum of P$1,265,000 that the Board of Directors would propose to the Shareholders Meeting is deemed reasonable.

Accordingly, and taking into account the complexity of the task and the specialization required for the performance of the auditing activities done by the Independent Auditors with respect to the certification of Section 404 of the Sarbanes Oxley Act, the Audit Committee concludes that the fees of P$1,500,000 that the Board of Directors would propose to the Shareholders Meeting as remuneration for the tasks performed are deemed reasonable.

4) Budget for the operation of the Audit Committee during Fiscal Year 2007.

The Board of Directors has requested the Audit Committee to estimate an amount of money that must be proposed for approval of the Shareholders Meeting, in concept of budget for the operation of the Audit Committee during Fiscal Year 2008.

After discussing the matter, considering activities performed during last fiscal year, the training and advisory needs estimated for the current year, and the hiring of services related to the effective performance of its tasks and responsibilities, the Audit Committee resolves to request to the Shareholders Meeting to approve an operative budget of P$1,000,000 for fiscal year 2008.

Julio P. Naveyra

Audit Committee

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 9, 2008	By:	/s/ Carlos Alberto Felices
		Name:	Carlos Alberto Felices
		Title:	Chairman of the Board of Directors